January 23, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	ObsEva SA
Registration Statement on Form F-1
File No. 333-215383

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of ObsEva SA (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on January 25, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 17, 2017:

(i)	Dates of distribution: January 17, 2017 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses furnished to investors: approximately 2,233

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 115

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

(signature page follows)

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Daniel Grosslight
Name:	Daniel Grosslight
Title:	Director

JEFFERIES LLC

As representative of the several underwriters

JEFFERIES LLC

By:	/s/ Michael Brinkman
Name:	Michael Brinkman
Title:	Managing Director

LEERINK PARTNERS LLC

As representative of the several underwriters

LEERINK PARTNERS LLC

By:	/s/ John Fitzgerald
Name:	John Fitzgerald
Title:	Managing Director

(Signature Page to Acceleration Request Letter)